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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*


                       Smart & Final, Inc.
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                         (Name of Issuer)


             Common Stock, par value $0.01 per share
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                  (Title of Class of Securities)


                            831683107
     -------------------------------------------------------
                          (CUSIP Number)


                    Daniel S. Sternberg, Esq.
                Cleary, Gottlieb, Steen & Hamilton
                        One Liberty Plaza
                     New York, New York 10006
                          (212) 225-2000
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    (Name, Address and Telephone Number of Person Authorized
              to Receive Notices and Communications)


                         December 7, 1998
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     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of ss.ss.
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following
box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           This Amendment No. 1 (this "Amendment") amends the
Schedule 13D filed on March 27, 1997 (the "Schedule 13D" or "this Statement"), of Casino USA, Inc., a Delaware corporation ("Casino USA"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Smart & Final, Inc., a Delaware corporation (the "Company").

Item 4.    Purpose of Transaction

           On December 7, 1998, the Company announced that its board of directors had authorized an offering to its existing shareholders of rights to purchase additional shares of Common Stock. The Company expects to raise approximately $60 million through the offering, which is expected to be completed in the first half of 1999.

           Based on the current market price of the Common Stock, the rights offering would result in the issuance of approximately 6 million new shares of Common Stock. All subscribing shareholders will be allowed a voluntary oversubscription option, whereby unsubscribed shares will be allocated to oversubscribing shareholders.

           As a result of its current aggregate ownership of 55.3% of the outstanding shares of Common Stock, Casino USA would be entitled to subscribe for approximately an additional 3,318,000 shares (which would leave its percentage ownership unaltered), plus any newly issued shares not otherwise subscribed for by other shareholders (which would have the effect of increasing its percentage ownership). Casino USA currently intends, subject to the execution of a definitive agreement with the Company, to exercise all of its subscription rights, to exercise its oversubscription option to purchase the maximum number of new shares not subscribed for by other shareholders and to effect payment for all shares acquired by Casino USA under the offering through the exchange of all or a portion of an existing $55 million loan owed by the Company to Casino USA.

                            SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 10, 1998


                              CASINO USA, INC.


                              By:      /s/ Jane Orenstein
                                 --------------------------------
                                 Name: Jane Orenstein
                                 Title: Assistant General Counsel
                                          and Secretary